Filed by Endeavor Group Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: New Whale Inc.

Commission File No. 333-271893

Date: May 17, 2023

The following article, authored by Alex Sherman and Mike Calia, was published by CNBC on May 16, 2023, and is available at https://www.cnbc.com/2023/05/16/wwe-ufc-merged-company-tko.html.

The combined WWE and UFC will be called TKO Group

Key Points:

•	The combined WWE-UFC will be called TKO Group Holdings.

•	The new sports entertainment company will trade publicly on the New York Stock Exchange.

•	UFC owner Endeavor and WWE aim to create a company valued at more than $20 billion.

World Wrestling Entertainment and Endeavor’s UFC announced last month they would merge later this year. Now we know the name of the combined company.

The new operation will be called TKO Group Holdings, a spokesperson for Endeavor confirmed Tuesday. As previously announced, it will trade on the New York Stock Exchange under the ticker TKO. The name is a reference to the professional fighting term “technical knockout.”

With the deal, Endeavor and WWE hope to create a sports entertainment giant valued at more than $20 billion.

Endeavor CEO Ari Emanuel will also be the CEO of TKO Group, while Vince McMahon, WWE’s controlling shareholder and longtime boss, will serve as executive chairman of the new company. Endeavor will own a 51% stake, while WWE shareholders will get the remaining 49%.

Emanuel has said he intends to run “the same playbook” with WWE that Endeavor did with UFC, whose revenue surged 20% from 2021 to 2022.

“We have a track record of success with media rights,” Emanuel said last month. “WWE has similar scale to UFC. In the universe of assets at this scale, the opportunity is rare and finite.”

The deal is slated to close in the second half of the year.

Despite WWE being scripted and UFC featuring authentic fights, the two organizations share much in common in terms of their combat sports content and cultures.

“This is going to be UFC 2.0,” Emanuel said in an interview that aired last month on CNBC’s “Squawk on the Street.”

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The following are excerpts from a transcript of an interview of Mark Shapiro, President and Chief Operating Officer of Endeavor Group Holdings, Inc. (“Endeavor”), by Richard Deitsch on the Sports Media Podcast on May 17, 2023. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Endeavor believes that none of these are material.

Mark: And we’re gonna name a company that there’s some news for you. We’re going to name the company TKO. So the company, the public company will be TKO and it will trade under the ticker symbol TKO.

Richard: Love that. All right, you will hold a dual role as president and COO of both businesses. Why was the WWE the right property for Endeavor?

Mark: And you know, it’s the playbook. We have the playbook. We wrote the playbook. You know, when we acquired UFC years ago, what, four or five years ago now, the playbook was we’re going to through IMG media, who represents and distributes 150 sports properties into 160 countries every single year, plus planes plus ships. I mean, they’re the largest distributor of sports around the world. They’re going to be able to get WWE or UFC when we did this into more territories into more countries, and ultimately, if they pull an audience, higher rights fees, and if you just apply that across the rest of the businesses, that’s the playbook from licensing to global partnerships, to social to merchandise and consumer products to deals that we do with government, local governments and municipalities when we bring the circus to town, all the ancillary program around that from the weigh ins to the music and food festivals we put on in some of these cities around the fight weekend, that playbook is something that we authored, we’ve gotten used to. We execute on a daily basis. We train our employees to run those traps and we incentivize them when they score. And every single area I just mentioned area of business has grown exponentially with the UFC, and we felt like, hell, there’s a lot of synergies here. We can not only do this with the WWE and build upon what Vince McMahon and Nick Khan have been doing over there, but also probably a lot of cost synergies at the same time.

Richard: So like, just to sort of play like one thing out if I’m a WWE fan, would I expect let’s say more advertising like on the rings, could I expect the WWE superstars to walk into a ring with a robe that’s sponsored by a major company like one of the things that obviously UFC has done incredible to me is like branding, like you guys have been able to sort of brand that thing first class but the WWE I think you know, this more generally speaking is very clean. Like that’s sort of traditionally been their thing. And when you’re clean if nothing else, you do leave opportunities on the table.

Mark: Well, we don’t we’re not we haven’t finished this transaction. We’re still running through the process. We’re not making any decisions. We’re not in control. So I’m not going to forecast what we may or may not do. I’ll speak to you from a point of view of why we thought there was it was so attractive beyond what I’ve already mentioned. And the answer is yes, I think all those are opportunities. Look, you want to be authentic. You want to be seamless, you want to be organic, you want to be true to your audience. So no we’re not going to put a brand on somebody’s role walking into the ring. Now by the way, do UFC fighters wear Venom apparel, and Project Rock shoes when they come into the Octagon. Yes, they do. Could the WWE benefit from an apparel deal as such, a shoe deal as such? Absolutely. But we’re not going to over commercialize it. We’re not going to saturate it to the point that we cheap it out. We trick it out and you turn off the fan base. So you got to figure out what’s right in the ring in the Octagon you got to figure out what’s right with the arena indoor outdoor, you got to figure out what’s right with the fighters and their participants, and you got to walk before you run.

Richard: Are you able to say whether WWE has started negotiations with its media rights incumbents?

Mark: Look, their NBC, USA, Comcast deal, Peacock etc. is the end of 24 as is the Fox Smackdown deal. The network deal for WWE Network still goes into the couple of years. And that’s all I can tell you, you know. I mean, there’s always conversations, those two companies have been terrific partners, terrific incumbents. And, by the way, in this world of streaming right and the transition to streaming, it is hard to pull big numbers still on linear television. And guess what the WWE does that week in week out. They’re up on USA the most popular most viewed program on USA and on Fox Smackdown has been a massive hit for them.

Richard: Again, we’ll see if you can talk about this, generally speaking, how would you anticipate the demand for the WWE media rights potentially beyond the incumbents?

Mark: I think it’s a tried and true-d property. It swings between scripted entertainment and sports. I mean, we’re talking about it here which is sports, right that you know, you tend to go into broader entertainment and culture but that’s where we are at the same time, you know, you look at the up fronts, you look at all the press about WWE, you look at where it airs, not on the weekends on a weeknight primetime on both NBC and Fox, and it’s looked at as scripted entertainment in a lot of circles. So I think that’s very rare. Right? I think it’s very original. I think there’s scarcity, for that kind of programming. It’s in demand, the polls numbers, the demos are incredible. Middle America loves the WWE. And when you put that whole storytelling, everything Triple H does the handoff from Vince McMahon, and all the different I guess rings of business they now find themselves in right you’re reading about it. They’re doing more licensing deals there. They’re signing up with more sponsors, they’re becoming more and more mainstream, there is no denying their following. And the fact that they’re live and live means everything these days. I think that you’re gonna see a lot of demand across the globe for the WWE.

Richard: My last one on this and I’m going to ask you to do some writ large stuff just as you’re an industry leader in this. Listen, you’ve been in the room, obviously with Nick Khan to me, who was obviously very well known CAA agent and before he headed to the WWE - his ability to navigate the WWE and a family business is very, very impressive. Like you know, that’s not by accident. He’s been able to do what he’s been able to do while navigating the McMahons. You’ve been in the room with this guy, obviously, in terms of business partners in terms of negotiating. Why has Nick been able to be successful the WWE from your perspective?

Mark: Well look, I don’t work with Nick day in and day out at the WWE, so I’m not best to talk about his full range of attributes. I can just speak to my personal experience. I worked with Nick back when I was at ESPN. And Nick is a relationship guy he spends a lot of time, honest time, dedicated time. real authentic time building relationships, maintaining relationships, sustaining relationships, and back and forth relationships. He’s a What You See Is What You Get guy. I mean, he wears his emotions on his sleeves. He’s very direct. You know where you stand. And I enjoyed all my negotiations with him over the years at ESPN, and was a fan of his at CAA as he was as he was building out that sports broadcast business I mean, from scratch, you know, they’ve got some terrific guys over there Kramer and Kooning running the show now disciples of Nick, but when he was there, he a hidden credible roster of talent. And you know, I would tell you that that if he goes about his business at WWE in the same fashion and manner of which he went about his business at CAA, well then the sky’s the limit.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains, and oral statements made from time to time by our representatives may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Endeavor and World Wrestling Entertainment, Inc. (“WWE”), including statements regarding the expected impacts and benefits of the potential transaction, timing of the transaction closing, and integration plans and strategic initiatives for New Whale Inc. (“NewCo”) following the closing. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Endeavor’s management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction will not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; Endeavor and WWE may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the transaction may result in the diversion of management’s time and attention to issues relating to the transaction and integration; expected synergies and operating efficiencies attributable to the transaction may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the transaction; the possibility that neither WWE nor Endeavor will have sufficient cash at close to distribute to shareholders (or that the amount of cash available for distribution will be less than what the parties expect); unfavorable outcome of legal proceedings that may be instituted against WWE and Endeavor following the announcement of the transaction; and risks inherent to the business may result in additional strategic and operational risks, which may impact Endeavor’s, NewCo’s and WWE’s risk profiles, which each company may not be able to mitigate effectively. In addition, a number of important factors could cause Endeavor’s or NewCo’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors discussed in Part I, Item 1A “Risk Factors” in Endeavor’s or WWE’s respective Annual Report on Form 10-K for the fiscal year ended December 31, 2022, or those discussed in “Risk Factors” in the Registration Statement on Form S-4 filed by WWE and NewCo on May 12, 2023 (the “Registration Statement”), as any such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), including without limitation Endeavor’s or WWE’s respective Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, accessible on the SEC’s website at www.sec.gov, Endeavor’s investor relations site at investor.endeavorco.com and WWE’s investor relations site at https://corporate.wwe.com/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither Endeavor nor WWE undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the transaction, NewCo and WWE filed the Registration Statement, which includes an information statement of WWE and a preliminary prospectus of NewCo. After the Registration Statement is declared effective, WWE will mail to its stockholders a definitive information statement that will form part of the Registration Statement. This communication is not a substitute for the information statement/prospectus or Registration Statement or for any other document that Endeavor or WWE may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ENDEAVOR AND WWE ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS OR REGISTRATION STATEMENT AND ANY OTHER DOCUMENT THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by WWE through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WWE will be available free of charge on WWE’s website at https://corporate.wwe.com/.